United States Securities and Exchange Commission
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarterly period ended December 31, 2007
Commission File Number 000-27663
SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Table of Contents
SIFY TECHNOLOGIES LIMITED
FORM 6-K
For the Quarter ended December 31, 2007

Currency of Presentation and Certain Defined Terms
     Unless the context otherwise requires, references herein to “we,” “us,” the “Company” or “Sify” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited (“Satyam Computer Services”), a leading Indian information technology services Company which is traded on the New York Stock Exchange and the major Indian stock exchanges. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify iway” and “Sify online” are trademarks used by us for which we have already obtained the registration certificates in India. All other trademarks or trade names used in this quarterly report are the property of their respective owners.
     In this report, references to “$,” “US$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs,” “rupees” or “Indian Rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.
     For your convenience, this report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars contained in this report have been based on the noon buying rate in the City of New York on December 31, 2007 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on December 31, 2007 was Rs 39.41 per $1.00.
     Our financial statements are prepared in Indian rupees and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. In this report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.
Information contained in our websites, including our principal corporate website, www.sifycorp.com, is not part of this report.
Forward-looking Statements May Prove Inaccurate
     IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “RISK FACTORS” AND ELSEWHERE IN THIS REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE OF THIS REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

Part I. Financial Information
Item 1. Financial Statements
SIFY TECHNOLOGIES LIMITED and Subsidiaries
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and as otherwise stated)

	As at March 31,		As at December
	2007		2007		2007
					Convenience
					translation
					into US$
					(Note 2)
	Rs.		Rs.		$

ASSETS
Current assets:
Cash and cash equivalents	Rs.	2,131,824	Rs.	1,262,396	$32,032
Restricted cash		938,333		629,100	15,963
Investment in short-term mutual funds		—		24,147	613
Accounts receivable		1,188,406		1,987,214	50,424
Due from employees		7,726		6,107	155
Inventories		28,686		35,018	889
Prepaid expenses		118,207		128,255	3,254
Net investment in leases		16,560		6,869	174
Other current assets		289,673		282,730	7,174

Total current assets		4,719,415		4,361,836	110,678
Restricted cash		1,000		1,000	25
Deferred income taxes		66,104		13,380	340
Net investment in leases		12,032		6,937	176
Property, plant and equipment-net		1,644,564		1,950,580	49,495
Goodwill and other intangible assets		192,390		182,548	4,632
Investments in affiliated companies		302,956		450,007	11,419
Other assets		224,491		385,385	9,779

Total assets	Rs.	7,162,952	Rs.	7,351,673	$186,544

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks		800,000		237,704	6,032
Current instalments of capital lease obligations		2,476		2,823	72
Trade accounts payable		316,935		912,349	23,150
Accrued liabilities		737,284		793,434	20,133
Deferred revenue		450,030		508,389	12,900
Advances from customers		89,908		110,540	2,805
Other current liabilities		89,855		106,667	2,707

Total current liabilities		2,486,488		2,671,906	67,799
Capital lease obligations, excluding current instalments		3,671		3,268	83
Other liabilities		121,938		141,913	3,601

Total liabilities		2,612,097		2,817,087	71,483

Minority interest		169,765		189,775	4,815
Stockholders’ equity

Common stock, Rs 10 par value; 50,000,000 equity shares authorized (as of March 31, 2007 : 50,000,000) ; Issued and outstanding: 42,820,082 shares as of December 31,2007 and 42,800,265 shares as of March 31, 2007		428,003		428,201	10,865
Additional paid-in capital		16,325,960		16,370,042	415,378
Accumulated deficit		(12,378,114)		(12,462,961)	(316,239)
Accumulated other comprehensive income		5,241		9,529	242

Total stockholders’ equity		4,381,090		4,344,811	110,246

Total liabilities and stockholders’ equity	Rs.	7,162,952	Rs.	7,351,673	$186,544

See accompanying notes to unaudited consolidated financial statements

SIFY TECHNOLOGIES LIMITED and Subsidiaries
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and as otherwise stated)

	Quarter ended December 31					Nine Months ended December 31
	2006		2007		2007	2006		2007		2007
					Convenience					Convenience
					translation					translation
					into US$					into US$
					(Note 2)					(Note 2)
	Rs.		Rs.		$	Rs.		Rs.		$

Revenue
Products	Rs.	136,457	Rs.	213,570	$5,419	Rs.	385,407	Rs.	523,449	$13,282
Services		1,254,830		1,318,717	33,461		3,707,359		3,885,443	$98,590

Total Revenue		1,391,287		1,532,287	38,880		4,092,766		4,408,892	111,872
Cost of revenue
Products		121,744		201,470	5,112		334,420		461,749	11,717
Services		624,536		655,224	16,626		1,813,215		1,978,319	50,198

		746,280		856,694	21,738		2,147,635		2,440,068	61,915
Selling, general and administrative expenses		437,853		539,613	13,692		1,397,427		1,653,032	41,944
Provision for doubtful receivables and advances		68,676		29,440	747		142,340		110,107	2,794
Impairment of assets		—		—	—		—		—	—
Depreciation		102,385		118,864	3,016		297,705		352,900	8,955
Amortisation of intangible assets		10,964		10,529	267		44,400		23,332	592
Employee stock compensation expense		5,039		10,295	261		46,509		39,618	1,005
Foreign exchange (gain) / loss, net		20,558		(1,830)	(46)		(23,781)		18,149	461

Total operating expenses		1,391,755		1,563,605	39,675		4,052,235		4,637,206	117,666
Operating profit/(loss)		(468)		(31,318)	(795)		40,531		(228,314)	(5,794)
Other income, net		31,059		24,735	628		97,125		94,290	2,393
Gain on sale of investment in subsidiary		226		—	—		226		—	—
Equity in net profit of affiliate		18,650		81,409	2,066		42,544		147,051	3,731

Net Profit / (Loss) before income tax and minority interest		49,467		74,826	1,899		180,426		13,027	330
Income tax expense		—		(42,803)	(1,086)		—		(77,864)	(1,976)

Net Profit / (Loss) before minority interest		49,467		32,023	813		180,426		(64,837)	(1,646)

Minority interest		7,896		5,824	148		7,896		20,010	508

Net Profit / (loss) after tax	Rs.	41,571	Rs.	26,199	$665	Rs.	172,530	Rs.	(84,847)	$(2,154)

Net Profit/(loss) per share (basic)		0.97		0.61	0.02		4.03		(1.98)	(0.05)
Net Profit/(loss) per share (diluted)		0.97		0.61	0.02		4.02		(1.98)	(0.05)

Basic Weighted average Equity Shares used in computing Profit/(loss) per Share		42,743,011		42,820,082	42,820,082		42,822,399		42,838,055	42,838,055
Diluted Weighted average Equity Shares used in computing Profit/(loss) per share		42,842,653		42,846,165	42,846,165		42,927,221		42,838,055	42,838,055
See accompanying notes to unaudited condensed consolidated financial statements

SIFY TECHNOLOGIES LIMITED and Subsidiaries
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data and as otherwise stated)

	Nine months ended December 31,
	2006		2007		2007
					Convenience
					translation
					into US$
					(Note 2)
	Rs.		Rs.		$

Net profit / (loss)	Rs.	172,530	Rs.	(84,847)	$(2,154)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Income taxes		—		77,864	1,976
Depreciation		297,705		352,900	8,955
Amortization of intangible assets		44,400		23,332	592
Employee stock compensation expense		46,509		39,618	1,005
Equity in profit of affiliate		(42,544)		(147,051)	(3,731)
(Gain) / loss on sale of property, plant and equipment		(165)		598	15
Provision for doubtful receivables and advances		142,340		110,107	2,794
Gain on disposal of subsidiary		(226)		—	—
Minority interest		147,356		20,010	508
Unrealized gain / (loss) on account of exchange differences		(3,543)		(6,897)	(175)
Changes in assets and liabilities:					—
Accounts receivable		(343,971)		(905,194)	(22,969)
Due from employees		17,378		1,619	41
Inventories		147		(6,332)	(161)
Prepaid expenses		(40,126)		(10,048)	(255)
Other assets		(41,016)		(153,951)	(3,906)
Trade accounts payable and accrued liabilities		(92,773)		653,315	16,577
Deferred revenue		(53,296)		58,359	1,481
Advances from customers		(49,817)		20,632	524
Other liabilities		(116,371)		11,646	295

Net cash provided/(used) by operating activities	Rs.	84,517	Rs.	55,680	$1,412

Cash flows from investing activities:
Net movement in cash-restricted		—		309,233	7,847
Expenditure on property, plant and equipment		(481,995)		(665,923)	(16,897)
Proceeds from sale of property, plant and equipment		3,909		6,410	163
Expenditure on intangible assets		(66,177)		(13,490)	(342)
Business acquisition (net of cash)		(92,934)		—	—
Receipts in respect of assets given on sale-type leases		8,019		14,786	375
Purchase of short term investments		—		(20,316)	(516)

Net cash used in investing activities	Rs.	(629,178)	Rs.	(369,300)	$(9,370)

Cash flows from financing activities:
Repayments of short term borrowings from Banks,net		—		(562,296)	(14,268)
Payments under capital lease obligation		(4,805)		(56)	(1)
Net proceeds from issuance of common stock		68,275		4,662	118

Net cash provided by financing activities	Rs.	63,470	Rs.	(557,690)	$(14,151)

Effect of exchange rate changes on cash and cash equivalents		(2,857)		1,882	48

Net increase / (decrease) in cash and cash equivalents		(484,048)		(869,428)	(22,061)
Cash and cash equivalents at the beginning of the period		2,822,501		2,131,824	54,093

Cash and cash equivalents at the end of the period	Rs.	2,338,453	Rs.	1,262,396	$32,032

Supplementary Information
Cash paid towards interest		566		4,056	103
Cash paid / (refund received) towards income taxes		46,102		92,730	2,353
Additions to property, plant and equipment represented by capital lease obligations		4,453		3,751	95
See accompanying notes to unaudited condensed consolidated financial statements

SIFY TECHNOLOGIES LIMITED and Subsidiaries
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data and as stated otherwise)

			Additional		Accumulated		Total
	Common Stock		Paid In	Comprehensive	Other	Accumulated	Stockholders’
	Shares	Par Value	Capital	Income	Comprehensive	Deficit	Equity
	Nos.	Rs.	Rs.	Rs.	Income	Rs.	Rs.

Balance as of March 31, 2007	42,800,265	428,003	16,325,960		5,241	(12,378,114)	4,381,090

Issue of common stock	19,817	198	4,464				4,662
Employee stock compensation expense			39,618				39,618

Comprehensive income
Net Profit / (loss)				(84,847)		(84,847)	(84,847)
Other comprehensive income/ (loss)
Translation adjustments				457			—
Unrealised gain on investment in securities				3,831

				4,288	4,288		4,288

Comprehensive Income				(80,559)

Balance as of December 31, 2007	42,820,082	428,201	16,370,042		9,529	(12,462,961)	4,344,811

Balance as of December 31, 2007 (Convenience translation into US $- Note 2)		10,865	415,378		242	(316,239)	110,246

See accompanying notes to unaudited condensed consolidated financial statements

SIFY TECHNOLOGIES LIMITED and Subsidiaries
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data and as stated otherwise)
1.	Description of business

Sify Technologies Limited (Sify) together with its subsidiaries (India World Communications Limited, Sify Communications Limited, Sify Networks Private Limited and Sify International Inc.) (collectively referred to as the ‘Company’) is engaged in providing various services, such as Corporate Network and Data Services, Internet Access Services, Online Portal and Content Offerings and selling products related to such services.

2.	Summary of significant accounting policies

a. Basis of preparation of financials statements

The accompanying unaudited condensed financial statements have been prepared in accordance with U.S GAAP in Indian Rupees (Rs), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the nine months ended December 31, 2007 have been translated into United States dollars at the noon buying rate in New York City on December 31, 2007 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S. $1 = Rs 39.41 No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or at any other rate on, December 31, 2007 or at any other date.

b. Interim Information

Interim information presented in the condensed consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations, and cash flows for the periods shown, is in accordance with US GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2007.

c. Investment securities.

The Company classifies its debt and equity securities in one of the three categories: trading, held-to-maturity or available-for-sale, at the time of purchase and re-evaluates such classifications as of each balance sheet date. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in income. Temporary unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from income and are reported as a part of other comprehensive income in stockholders’ equity until realized. Realized gains and losses from the sale of trading and available-for-sale securities are determined on a first-in-first out basis and are included in income. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value with a charge to the income statement. Fair value for mutual fund units is based on published per unit value, which is the basis for current transactions. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost, subject to an impairment charge to the income statement for any other than temporary decline in value.

d. Recent accounting pronouncement

SFAS No. 157:

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements SFAS No. 157 defines ‘fair value’ as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 provides guidance on determination of fair value and lays down the fair value hierarchy to classify the source of information used in fair value measurement. The Company is currently evaluating the impact of SFAS No. 157 on its financial statements and will adopt the provisions of SFAS No. 157 for the fiscal year beginning April 1, 2008.

SFAS No. 159:

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for the fiscal year beginning April 1, 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 159 will have on its consolidated financial statements.

SFAS No. 141R:

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS No. 141R), which is a revision of SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any no controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company will be required to apply this new standard prospectively to business combinations for which the acquisition date is on or after the beginning of the annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Company is currently evaluating the impact of SFAS No. 141R on its consolidated financial statements.

3.	Acquisition of Globe Travel Business

During the quarter ended June 2006, the Company acquired the business of Globe Travels which operates an online travel agency. Management believes that this acquisition marks Sify’s entry into the fast growing online travel business, particularly e-ticketing, the category with highest revenues and fastest growth in online e-commerce today. The management also believes that the addition of a travel portal is in line with the Company’s strategy of providing end-to-end services to Sify users Price paid / payable amounting to Rs 116,219 (USD 2,571,303) in respect of the acquisition was allocated based on a preliminary allocation of estimated fair value (determined by the management) of the assets, properties and rights on the date of acquisition.

During the nine months ended December 31, 2007, the Company has finalised the purchase price allocation resulting in an increase in recorded goodwill from Rs 26,921 to Rs 36,200.

4.	Income taxes

Effective April 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income taxes — An interpretation of Statement of Financial Accounting Standards No.109 (FIN 48). The interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions considered or to be considered in income tax returns. Historically, the Company has not incurred any penalties or interest relating to unrecognized tax benefits.

Upon adoption the Company did not have any liability for income tax relating to uncertain tax positions. The adoption of FIN 48 did not have any impact on the retained earnings or provision for taxation as of April 1, 2007.
FIN 48 also requires that changes in judgment that result in subsequent recognition, de-recognition or change in a measurement of a tax position taken in a prior annual period (including any related interest and penalties) be recognized as a discrete item in the period in which the change occurs This change will not impact the manner in which the Company recorded income taxes on an annual basis and did not impact its recorded income tax provision in the quarter ended December 31, 2007.

A listing of open tax years is given below:

Jurisdiction	Open tax years
India	1997-98 to 2006-2007
5.	Cash and cash equivalents

Restricted cash presented under current assets of Rs 629,100 ( Rs 938,333 as at March 31, 2007) and non current assets of Rs 1,000 (Rs 1,000 as at March 31, 2007), represent deposits held under lien against overdraft facilities and bank guarantees available to the Company towards future performance obligations. The fair values of cash and cash equivalents approximate their carrying values.

6.	Accounts receivable

Account receivable as of March 31, 2007 and December 31, 2007 are stated net of allowance for doubtful receivables. The Company maintains an allowance for doubtful receivables based on its age and collectability. Accounts receivable are not collateralised except to the extent of refundable deposits received from cyber café’s franchisees and from cable television operators

Accounts receivables consist of:

	As at	As at
	March 31, 2007	December 31, 2007

Due from customers	1,290,030	2,159,897
Less: Allowance for doubtful debts	101,624	172,683

Balance at the end of the period	1,188,406	1,987,214

The activity in the allowance for doubtful accounts receivable is given below:

	As at	As at
	March 31, 2007	December 31, 2007

	Rs	Rs
Balance at the beginning of the year	200,047	101,624
Add : Additional provision	153,638	110,107
Less : Bad debts written off	252,061	39,048

Balance at the end of the year	101,624	172,683

7.	Other current assets

Other current assets consist of:

	As at	As at
	March 31, 2007	December 31, 2007
	Rs	Rs

Vendor advances and deposits	159,785	87,088
Advances for expenses	5,025	82,983
Accrued income	73,702	41,774
Interest earned but not due	51,161	70,885

	289,673	282,730

8.	Investment securities

Investment in securities consists of the following:

	As at			As at
	March 31, 2007			December 31, 2007
		Gross			Gross
		Unrealized			Unrealized
	Carrying	Holding		Carrying	Holding
	value	Gains	Fair value	value	Gains	Fair value

Available-for-sale:
Investment in short-term mutual funds	—	—	—	20,316	3,831	24,147
9.	Investments in affiliates

In March 2006, MF Global Overseas Limited (MFG), a Company incorporated in United Kingdom acquired 70.15% of equity share capital of MF Global Sify Securities Private Limited, formerly Man Financial-Sify Securities India Private Limited (‘MF Global) from Refco Group Inc., USA (‘Refco’). Thereby, MFG holds 70.15% of MF Global and the balance, 29.85% of MF Global equity shares, is held by Sify. MFG is a subsidiary of Man Group plc, a Company incorporated in United Kingdom.

The summarized unaudited financial information as to assets, liabilities and results of operations of MF Global and its subsidiaries is presented below:

Balance Sheet	As at	As at
	March 31, 2007	December 31, 2007
	Rs	Rs

Current assets	4,097,993	21,452,436
Non-current assets	280,079	189,018

Total Assets	4,378,072	21,641,454

Current liabilities	3,363,146	20,133,892
Shareholders’ equity	1,014,926	1,507,562

Total Liabilities and Shareholders’ equity	4,378,072	21,641,454

Statement of Operations	For the quarter ended December 31,
	2006	2007
	Rs	Rs

Revenues	289,916	852,981
Net Profit	62,479	272,728

10.	Goodwill and other intangible assets, net

As at December 31, 2007, the Company’s goodwill and other intangible assets amounted to Rs 50,796 and Rs 131,752 respectively (Rs 41,517 and Rs 150,873, as at March 31, 2007 respectively). The following are the details of other intangible assets:

	Weighted	As at March 31, 2007				As at December 31, 2007
	average	Gross carrying		Accumulated		Gross carrying	Accumulated
	life	Amount		Amortization		Amount	Amortization
Technical know-how fees	—		82,753		82,753	82,753	82,753
Portals and web content	—		52,730		52,711	52,730	52,730
Customer contracts and others	4.58		141,881		60,252	128,770	73,874
Systems software	2.87		239,846		219,714	257,163	227,526
ILD / NLD License fee	20.00		50,000		907	50,000	2,781

		Rs	567,210	Rs	416,337	571,416	439,664

Estimated amortization expense in future years for the carrying value of other intangible assets:

For the year ended March 31,
Rs
2007-08	25,927
2008-09	23,988
2009-10	20,110
2010-11	17,601
2011-12	2,500
In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company does not amortize goodwill but tests it for impairment on an annual basis. The Company has not recognized any impairment of goodwill during the year ended March 31, 2007 and for nine months ended December 31, 2007.

11.	Other assets

Other assets consist of:

	As at	As at
	March 31, 2007	December 31, 2007

	Rs	Rs
Deposits	105,653	126,733
Staff advances recoverable	150	—
Witholding taxes	105,734	187,405
Deposit with Department of Income Tax	12,954	71,247

	224,491	385,385

Withholding taxes represent taxes deducted at source by the customer and paid to the Government, which is refundable to the Company. Deposit with Department of Income Tax represents tax demands paid to the authorities under protest. Refer to note 20 (a).

12.	Employee stock options

Compensation cost in respect of the stock option plans is accounted under FASB Statement No.123 (revised 2004), Share Based Payment. Accordingly, the Company has recorded stock compensation expense of Rs 10,295 and Rs 39,618 for the quarter and period ended December 31, 2007.

During the nine months ended December 31, 2007, the Company has also issued 119,400 options under Associate stock option plan 2005 and 128,900 options under Associate stock option plan 2007. The fair value of each option was estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Quarter	Nine months
	ended	ended
	December 31,	December 31,
	2007	2007
Dividend yield	—	—

Assumed Volatility	46.30% - 95.45%	46.30% - 95.45%

Risk Free interest rate	3.25% - 4.84%	3.25% - 4.84%

Expected Term	18-45 months	18-45 months
In September 2007, the Shareholders of the Company approved a new scheme for allotment of shares to employees i.e. Associate Stock Option Plan 2007. Consequently 797,600 unissued options available under the earlier Associate Stock Option Plan 2005 are no longer available for issuance.

13.	Earnings per share

In accordance with SFAS No. 128, Earnings per Share, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted income / (loss) is computed by considering the impact of the potential issuance of ordinary shares on the weighted average number of shares outstanding.

A reconciliation of equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Quarter ended		Nine months ended
	December 31,		December 31,
	2006	2007	2006	2007
Earnings
Net Profit / (loss)	41,571	26,199	172,530	(84,847)
Equity shares
Weighted average number of equity shares outstanding	42,743,011	42,820,082	42,822,399	42,838,055
Effect of dilutive equivalent shares-stock options	99,642	26,083	104,822	—
Weighted average number of equity shares and equivalent shares outstanding	42,842,653	42,846,165	42,927,221	42,838,055
Certain potential ordinary shares were excluded from the calculation of diluted income/loss per share for the nine months period ended December 31, 2007 as the shares would have had an antidilutive effect due to the loss reported by the Company. The Company’s outstanding shares include shares held with a depositary to represent equity shares underlying the Company’s ADSs.

14.	Gratuity

The Company provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering all employees. The Gratuity Plan commenced on April 1, 1997. The plan provides a lump sum payment to vested employees at retirement or termination of employment of an amount based on the respective employee’s salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this scheme, the settlement obligation remains with the Company, although the LIC administers the scheme and determines the contribution premium required to be paid by the Company.

Net gratuity costs for the quarter and period ended December31, 2006 and 2007 included:

	Quarter ended		Nine months ended
	December 31,		December 31,
	2006	2007	2006	2007
	Rs	Rs	Rs	Rs
Service cost	1,904	1,752	5,712	5,254
Interest cost	416	412	1,249	1,235
Expected returns on plan assets	(41)	(239)	(122)	(717)
Recognized net actuarial (gain)/ loss	(117)	—	(350)	—

Net gratuity costs	2,163	1,925	6,489	5,772

Principal weighted average assumptions:

	Quarter ended		Period ended
	December 31,		December 31,
	2006	2007	2006	2007
Discount rate	8. %	9.45%	8%	9.45%
Long-term rate of compensation increase	6%	6%	6%	6%
Rate of return on plan assets	7.5%	7.5%	7.5%	7.5%
The Company estimates the long-term return on plan assets at 7.50% based on the average long-term rate of return expected to prevail over the next 15 to 20 years on the types of investments held with LIC.
The employer’s best estimate of contributions expected to be paid to the plan during the year 2007–2008 amounts to Rs 5,000. Further, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are:

For the year ended March 31,
2008	1,425
2009	2,078
2010	3,374
2011	5,080
2012	8,719
2013 to 2018	50,896
15.	Deferred revenue

Deferred revenue includes the following amounts of unearned income:
•	For the Company’s corporate network / data services division, revenue relating to the connectivity / hosting charges and from provision of digital certificates;

•	For the Company’s Internet access services and online portal services divisions, revenue relating to the internet access charges and the advertisement charges respectively; and

•	For the Company’s other service division, revenue relating to development of e-learning software.
The components of deferred revenue for these segments are:

		As at
	As at	December 31,
	March 31, 2007	2007
	Rs	Rs
Corporate network/data services	351,933	410,868
Internet access services	61,459	56,126
Online portal services	21	64
Other services	36,617	41,331

	450,030	508,389

16.	Borrowings

The Company has short term borrowings of Rs 237,704 as at December 31, 2007 (Rs 800,000 as at March 31, 2007), from its bankers for working capital requirements. The borrowings are secured by fixed deposits held by the Company. The borrowings bear interest ranging from 8 to 9.75% and are repayable within one year from the balance sheet date.
17.	Products and services

Breakup of revenues against products and services are as follows:

	Quarter ended December 31,			Nine months ended December 31,
	2006		2007	2006		2007
	Rs		Rs	Rs		Rs

Revenue
Service revenue	Rs	1,176,129	1,230,783	Rs	3,458,028	3,621,867
Initial franchise fee		11,666	7,944		47,244	33,993
Installation service revenue		67,035	79,990		202,087	229,583

		1,254,830	1,318,717		3,707,359	3,885,443
Product revenue		136,457	213,570		385,407	523,449

	Rs	1,391,287	1,532,287	Rs	4,092,766	4,408,892

18.	Segment reporting

SFAS No 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company’s operations predominantly relate to connectivity to enterprises and providing Internet access to retail subscribers (both home access and public access). The Company also operates portals, “Sify.com”, “Samachar.com” and “SifyMax.in” that provide a variety of India-related content to audiences both in India and abroad, and which generates revenue from advertisements and other value added services.

The primary operating segments of the Company are:
•	Corporate network/data services, which provides Internet, connectivity, security and consulting, hosting and managed service solutions;

•	Retail Internet access services, from homes and through cybercafés;

•	Online portal and content offerings; and

•	Other services, such as development of e-learning software.
The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Bandwidth costs, which form a significant part of the total expenses, are allocated primarily between the corporate network/data services and Internet access services businesses as described below:
International bandwidth refers to bandwidth that is required for access to sites and offices outside the country. For all these businesses, bandwidth is allocated based on actual utilization captured by monitoring traffic per IP pool assigned at the egress points. The Company has packet shapers in the main locations to monitor bandwidth use by each of the above categories of users. This information is used in determining norms like bandwidth per port and bandwidth per PC. The actual utilization is cross validated against assumptions / norms for each business.
National bandwidth refers to the inter-city link bandwidth implemented within the country. Inter-city link bandwidth was allocated based on the number of subscribers or iway cybercafés at “non gateway” points and the bandwidth sold to and used by business enterprises (determined using packet shapers). However, in order to strengthen its corporate business, the Company enhanced its national backbone to carry Internet traffic to the international fibre gateways, shifting from hybrid satellite and fibre gateways to fibre only gateways for international bandwidth. National bandwidth costs are now allocated based on international bandwidth allocation ratios because most of the traffic carried on the national backbone is directed towards the international gateways. The Company believes that the resulting allocations are reasonable.
Last mile costs related to dial-up access that can be directly identified to businesses are allocated directly. Spectrum charges that are paid for the license that has been provided to enable Sify to operate on the 5.7 GHz wireless spectrum are allocated based on the bandwidth that is used by the various businesses that use this spectrum. Certain expenses, such as depreciation, technology and administrative overheads, which form a significant component of total expenses, are not allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Company.
A significant part of the fixed assets used in the Company’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not practicable to provide segment disclosures relating to total assets since a meaningful segregation of the available data is onerous.
The Company operating segment information for the quarters ended December 31, 2006 and December 31, 2007 and for the Nine months ended December 31, 2006 and 2007 is given below:

	Quarter ended December, 31 2006
	Corporate	Internet
	Network / Data	Access	Online Portal	Other
	Services	Services	Services	Services	Total

Revenues	810,151	458,311	75,668	47,157	1,391,287
Allocated Expenses	(519,090)	(431,031)	(86,354)	(39,598)	(1,076,073)
Minority interest	(7,896)				(7,896)

Segment operating income / (loss)	283,165	27,280	(10,686)	7,559	307,318
Unalllocated Corporate expenses					(180,958)
Foreign exchange gain / (loss)					(20,558)
Other income / (expense), net					(2,518)
Equity in profits of affiliates					18,650
Depreciation & amortization					(118,388)
Interest income net					38,025
Income taxes

Net Profit / (loss)					41,571

Quarter ended December, 31 2007
	Corporate	Internet
	Network / Data	Access	Online Portal	Other
	Services	Services	Services	Services	Total

Revenues	1,053,154	369,511	55,636	53,986	1,532,287
Allocated Expenses	(678,707)	(342,377)	(72,168)	(54,553)	(1,147,805)
Minority interest	(5,824)		—		(5,824)

Segment operating income / (loss)	368,623	27,134	(16,532)	(567)	378,658
Unalllocated Corporate expenses					(291,062)
Foreign exchange gain / (loss)					1,830
Other income / (expense), net					71
Depreciation & amortization					(139,689)
Interest income net					37,785
Income Taxes					(42,803)
Equity in profits of affiliates					81,409

Net Profit / (loss)					26,199

Nine Months ended December, 31 2006
	Corporate	Internet
	Network / Data	Access	Online Portal	Other
	Services	Services	Services	Services	Total

Revenues	2,351,441	1,410,435	211,409	119,481	4,092,766
Allocated Expenses	(1,420,130)	(1,353,647)	(203,658)	(106,365)	(3,083,800)
Minority interest	(7,896)	—	—	—	(7,896)

Segment operating income / (loss)	923,415	56,788	7,751	13,116	1,001,070
Unallocated Corporate expenses					(614,368)
Foreign exchange gain / (loss)					23,781
Other income / (expense), net					(1,721)
Equity in profits of affiliates					42,544
Depreciation & amortization					(388,614)
Interest income net					109,838

Net Profit / (loss)					172,530

Nine Months ended December, 31 2007
	Corporate	Internet
	Network / Data	Access	Online Portal	Other
	Services	Services	Services	Services	Total

Revenues	2,905,366	1,187,296	149,726	166,504	4,408,892
Allocated expenses	(1,857,775)	(1,095,560)	(227,445)	(153,221)	(3,334,001)
Minority interest	(20,010)	—	—	—	(20,010)

Segment operating income / (loss)	1,027,581	91,736	(77,719)	13,283	1,054,881
Corporate expenses					(893,901)
Foreign exchange gain / (loss)					(18,149)
Other income / (expense), net					1,515
Depreciation & amortization					(415,851)
Interest income net					117,471
Income taxes					(77,864)
Equity in profits of affiliates					147,051

Net Profit / (loss)					(84,847)

19.	Sales-Type Leases

The Company’s leasing arrangement consist of leasing various types of routers, modems and other equipment for establishing virtual private networks and providing bandwidth to its customers in its corporate connectivity business. The leases are classified as sales-type leases and expire after a period of three years. The following lists the components of the net investment in sales-type leases:

	As at	As at
	March 31, 2007	December 31, 2007
	Rs	Rs

Minimum lease payments receivable	30,493	14,669
Less: Unearned income	1,901	863
Net investment in sales-type leases	28,592	13,806

The minimum lease payments receivable for each of the fiscal years are as follows:

For the year ending March 31,

2008	1,962
2009	7,275
2010	5,432
Total	14,669

20.	Commitments and contingencies
a)	During the year ended March 31, 2006, the Company received a notice from the Income-Tax Department of India for the financial years 2002 and 2003 for a sum of Rs 103,000 stating that no withholding tax has been deducted in respect of international bandwidth and leased line payments made by the Company to international bandwidth / lease line service providers Subsequently, the demand was revised to Rs 77,724 by the income tax authorities. Under the Income tax regulations the Company is required to pay such amounts in 12 monthly installments under protest if it seeks to dispute the demand. Accordingly, the Company has paid all installments under protest and challenged such demands. The Company believes that withholding taxes need not be deducted if the service provider did not have any permanent establishment in India and has not installed any equipment at the Company’s premises. The Company has demonstrated to the tax authorities that international service providers neither had a permanent establishment in India nor installed any equipment at the Company’s premises, and hence concluded that the likelihood of the loss contingency is remote and no provision for the loss contingency is considered necessary. The amounts paid under protest are included under ‘Other assets’.
b)	The Company has outstanding financial and performance guarantees for various statutory purposes and letters of credit totalling Rs 641,115 and Rs 649,193 as of March 31, 2007 and December 31, 2007 respectively. These guarantees are generally provided to governmental agencies.
c)	Additionally, the Company is also involved in lawsuits, claims and proceedings, which arise in the ordinary course of business. There are no such items pending that the Company expects to be material in relation to its business.
21.	Legal proceedings
a)	The Company and certain of its erstwhile officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.

In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, the cases against the Company’s executive officers who were named as defendants in this action were dismissed without prejudice. In February 2003, the court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to the Company and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including the Company. On June 26, 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against Sify and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with Sify and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1 billion, the insurers for the settling issuers will make up the difference.

The Company believes that it has sufficient insurance coverage to cover the maximum amount that it may be responsible for under the proposed settlement. Although the Federal District Court has preliminarily approved the settlement, it is possible that the Federal District Court may not finally approve the settlement in whole or part. The Company believes the maximum exposure under this settlement, in the event that the plaintiffs recover nothing from the non-settling defendants, is approximately U.S. $3.9 million, an amount which the Company believes is fully recoverable from the Company’s insurer.

b)	The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information, as of December 31, 2007.Sify believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on Sify.
22.	Acquisition of minority interest in Subsidiary

The Board of Directors of the Company at their meeting held on February 10, 2008 approved the merger of Sify Communications Limited, a subsidiary of the Company with retrospective effect from April 1, 2007, subject to approval by the shareholders, the Honourable High Court and other statutory authorities. The shareholders of the Company at the Extraordinary General Meeting held on March 17, 2008 have accorded their assent on the said merger. The Company has filed a petition with the Honourable High Court of Madras, India, for the proposed merger and is pending approval.

23.	Reclassification

Certain prior periods’ amounts have been reclassified to confirm to the current period’s presentation.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
The following discussion of the financial condition and results of operations of our Company should be read in conjunction with the unaudited consolidated financial statements and the related condensed notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in this report captioned “Risk Factors.”
Overview
Sify is among the largest Internet, networking and e-Commerce services “companies” in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches -more than 400 cities and towns in India. A significant part of the Company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 164 cities and towns. The Company’s network services, Data Center operations and customer relationship management are accredited ISO 9001:2000.
Revenues
The primary operating segments of our Company are:
•	Corporate network/data services, which provides Internet Connectivity including VPN & VPN-MPLS services, Security and Consulting, Hosting and Managed service solutions, Enterprises Application Services and Digital Identity Certificates.

•	Internet Access Services both private (to homes) public access (through cyber cafes)

•	online portal services and content offerings; and

•	other services, such as development of content for e-learning and Infrastructure Management Services.
Corporate network/data services
Our corporate network/data services revenues primarily include connectivity services revenue and, to a lesser extent, revenues from the sale of hardware and software purchased from third party vendors, installation of the link and other ancillary services, such as e-mail, document management and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. Our connectivity services include IPVPN services, Internet connectivity, last mile connectivity (predominantly through wireless), messaging services, security services and web hosting for businesses. We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service provided, scope of the engagement and the Service Level Agreement, or SLA. Our web hosting service revenues are primarily generated from co-location services and connectivity services. Our security services revenues include revenue from consulting services and information assurance services.
Internet access services
Internet access services revenues are generated from the Internet connectivity we provide to our retail customers through public access and home access services. Home access services are provided through dial-up packs and broadband connectivity, which is provided through arrangements with CTOs. Our public access services are provided through franchised and Company-owned cybercafés. Additionally, we generate revenue by providing Internet Telephony services, allowing customers to make international telephone calls over the Internet.

Online portal services and content offerings
Online portal services revenues include advertising revenues from the various channels of our Internet portal, www.sify.com. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-throughs or leads. Revenues also accrue from commissions earned on products and services rendered through www.sifymall.com, and also from value-added services that are rendered using our mobile telephone short code, 54545.
Other services
Other services include revenue from e-learning. We develop and upload content for e-learning to facilitate web-based learning in various organizations. We provide e-learning services on a time-and-material or on a fixed-price basis.
In Note 18 to our condensed consolidated financial statements, we provide supplemental segment data, which provides separate revenue and operating income (loss) information for each of these business segments. This information is available in Item 1 — Financial Statements of this report and is incorporated herein by reference.
Expenses
Corporate network/data services
Cost of revenues for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, and cost of goods in respect of communication hardware and security services sold and the cost of providing network operations. Telecommunications costs include the costs of international bandwidth procured from VSNL and satellite gateway providers and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum in the 5.7 GHz range to enable connectivity to be provided on the wireless mode for the last mile. In addition, the Government of India has imposed an annual license fee of 6% of the adjusted gross revenue generated from the provision of VPN services under the NLD/ILD license.
Internet access services
Cost of revenues for the Internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers, direct costs paid to franchisees for running the iways and to cable television operators for providing Internet services through cable to customers We are also subject to a 6% annual licence fee on the adjusted gross revenues of our VoIP business. Another recurring cost included in cost of revenues is the personnel and related operating expenses associated with customer support and network operations.
Online portal services and content offerings
Cost of revenues for the online portal and content offerings division includes the cost of procuring and managing content for the websites and cost of ring tones downloaded by using Sify’s mobile telephone short code, 54545.
Other Services
Cost of revenues for the eLearning division includes the cost of direct manpower that is involved in the design and uploading of content for facilitating web-based learning.

Selling, General and Administrative Expenses
Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executives, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.
Depreciation and amortization
We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to five years and, in the case of buildings, 30 years. We do not amortize goodwill or indefinitely lived intangible assets recognized in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. We assess for impairment of long-lived assets under SFAS No. 144. The carrying value of long-lived assets is compared with the adjusted estimated future cash flows at the identifiable business segment level. If the sum of such undiscounted cash flows is less than the aggregate carrying amount, the asset is not recoverable and an impairment loss is recognized.
Amortization of deferred stock compensation expense
As of December 31, 2007, we had outstanding an aggregate of 965,593 options under our ASOP with a weighted average exercise price equal to approximately Rs 335.50 ($8.69) per equity share. The unamortized deferred compensation expense related to these grants amounted to Rs 51.35 million as of December 31, 2007.
Operating Results
Quarter ended December 31, 2007 compared to quarter ended December 31, 2006
Revenues. Our total revenues have increased by Rs 141.00 million, or 10.13% from Rs 1,391.29 million for the three months ended December 31, 2006 to Rs 1,532.29 million ($38.88 million) for the three months ended December 31, 2007. This is driven primarily by Rs 243 million or 29.99% and Rs 6.83 million or 14.48% increase in revenue from our corporate network/data services and other services respectively. The revenue growth has been impacted by Rs 88.80 million or 19.38% and Rs 20.03 million or 26.47% decrease from our internet access services and our online portal services respectively.
•	Revenue from corporate network/data services has increased by Rs 243.00 million, or 29.99%, from Rs 810.15 million for three months ended December 31, 2006 to Rs 1,053.15 million for three months period ended December 31, 2007 primarily due to (i) increase of Rs 72.24 million or 13.38% in the revenue from connectivity services on account of increase in the scope and volume of services/products provided to the corporate clients, (ii) increase of Rs 113.24 million or 151.91% on account of increased sale of hardware/software to Banking and Financial Services (BFSI) clients, (iii) increase of Rs 30.57 million or 59.44% in hosting services on account of business from new customers and (iv) increase of Rs 27.28 million or 929.50% in voice services on account of higher utilization as well as addition of new clients. (v) increase of Rs 15.81 million or 15.88% from other corporate data services. The increase is partially offset by a decrease of Rs 16.14 million or 38.79% in the revenue from Safescrypt, as the one time business that we had in three months ended December 31, 2006 from Ministry of Company Affairs, was not repeated in three months ended December 31, 2007.

•	Revenue from internet access services has decreased significantly by Rs 88.80 million or 19.38% from Rs 458.31 million for three months ended December 31, 2006 to Rs 369.51 million for three months ended December 31, 2007. Such decrease is primarily on account of (i) decrease in cybercafé revenue to the extent of Rs 38.44 million or 24.88%, due to loss of subscribers and lower usage by the existing customers, (ii) decrease in revenue from Voice over IP services to the extent of Rs 33.96 million or 58.89% due to reduction in utilization minutes and (iii) decrease in revenue from dial up amounting to Rs 17.63 million or 100% on account loss of business to public sector telecom companies as they offer bundled services to the customers. This reduction in revenues is offset by increase in broadband usage and other services by Rs 1.23 million or 0.54%.

•	Revenue from online portal services has decreased by Rs 20.03 million or 26.47%, from Rs 75.67 million for three months ended December 31, 2006 to Rs 55.64 million for three months ended December 31, 2007 due to (i) decrease of revenue from e-commerce amounting to Rs 12.10 million or 44%, on account of reduction in the number of corporate orders during the current period. Such decrease is pursuant to management’s decision of not concentrating on this revenue stream considering the lower margins (ii) decrease of revenue amounting to Rs 6.87 million or 76.79% from online travel business. The business in online travel has been impacted on account of increased competition from the existing operators and (iii) decrease from other miscellaneous services by Rs 0.97 million or 1.70%.

•	Revenue from other services has increased by Rs 6.83 million or 14.48%, from Rs 47.16 million for three months ended December 31, 2006 to Rs 53.99 million for three months ended December 31, 2007. Such increase is due to increase in the customer base in the e-learning revenue stream.
Cost of Revenues. Cost of revenues has increased by Rs 110.41 million, or 14.79%, from Rs 746.28 million for the quarter ended December 31, 2006 to Rs 856.69 million ($ 21.74 million) for the quarter ended December 31, 2007. The cost of revenue in respect of product as a percentage to sales is 94.33% for the three months ended December 31, 2007 as against 89.21% during the three months ended December 31, 2006. The significant reduction in gross margin of 5.12% is due to the increase in the cost of hardware and software during the current period. The cost of revenue in respect of services as a percentage to sales is 49.68% for the three months ended December 31, 2007 as against 49.77% during the three months ended December 31, 2006. Such marginal reduction in gross margin of 0.09% is due to the following reasons:
•	The cost of revenue for our corporate network/data services has increased by Rs 20.35 million or 6.03% from Rs 337.00 million for three months ended December 31, 2006 to Rs 357.35 million for three months ended December 31, 2007. The increase is primarily due to (i) increase in bandwidth procurement costs amounting to Rs 42 million or 28.76 % and (ii) increase of Rs 3 million in other direct costs. The increase in cost is impacted by reduction in the cost of revenue for safescrypt due to discontinuance of one time business from Ministry of Company Affairs.

•	The cost of revenue for our internet access services has decreased by Rs 39.08 million or 15% from Rs 256.92 million for three months ended December 31, 2006 to Rs 217.84 million for three months ended December 31, 2007. The decrease is primarily due to (i) a reduction of Rs 20.78 million or 13.07% in the revenue share paid to franchisees and cable TV operators due to the reduction in the business, (ii) reduction of Rs 18.30 million or 20.65% in lease line expenses is on account of reduced usage during the current period.

•	The cost of revenue for our portal services has marginally decreased by Rs 1.48 million or 3.57% from Rs 41.44 million for three months ended December 31, 2006 to Rs 39.96 million for three months ended December 31, 2007. The decrease is primarily due to lesser corporate orders executed during the current period.

•	The cost of sales for other services increased by Rs 17.33 million or 48.20% from Rs 35.95 million for three months ended December 31, 2006 to Rs 53.28 million for three months ended December 31, 2007. The increase is primarily on account of additional man power costs incurred for e-Leaning business.
Selling, general and administrative expenses Selling, general and administrative expenses have increased by Rs 101.76 or 23.24%, from Rs 437.85 million for three months ended December 31, 2006 to Rs 539.61 million ($ 13.69 million) for the three months ended December 31, 2007. The increase is primarily on account of (i) increase of Rs 22.70 million in the facility charges in respect of the new facility representing the technology centre at Hyderabad, (ii) increase of Rs 15.60 million on account of legal charges incurred in respect of Yahoo case, (iii) increase in personnel cost due to pay revision in respect of existing employees and additional cost in respect of new joiners amounting to Rs 38.00 million and (iv) increase in other administrative cost of Rs 25.46 million.
Provision for doubtful receivables and advances. Provision for doubtful receivables and advances has decreased by Rs 39.24 million or 57.13% from Rs 68.68 million for three months ended December 31, 2006 to Rs 29.44 million ($ 0.75 million) for three months ended December 31, 2007. During the three months ended December 31, 2006, the Company had made provisions in respect of certain receivables of corporate network/data services customers due to disputes. No such significant dispute arose during the three months ended December 31, 2007, and hence, resulted in decrease in provision for doubtful receivable and advances.
Depreciation. Depreciation has increased by Rs 16.47 million or 16.09% from Rs 102.39 million ($ 2.6 million) for three months ended December 31, 2006 to Rs 118.86 million ($ 3.02 million) for three months ended December 31, 2007. The increase in the charge is on account of significant additions.
Amortization of intangible assets. Amortization of intangible assets has decreased by Rs 0.43 million or 3.97% from Rs 10.96 million for three months ended December 31, 2006 to Rs 10.53 million ($ 0.27 million) for three months ended December 31, 2007.
Stock compensation expense. Stock compensation expense has increased by Rs 5.26 million or 104.36% from Rs 5.04 million for three months ended December 31, 2006 to Rs 10.30 million ($ 0.26 million) for three months ended December 31, 2007. This increase is due to fresh grants made during the period.
Foreign exchange gain/loss. Foreign exchange gain for the three months ended December 31, 2007 is Rs 1.83 million ($ 0.05 million) compared to foreign exchange loss of Rs 20.56 million as at December 31, 2006, representing a change of Rs 22.39 million. During the quarter ended December 31, 2006, the decrease in the dollar rate heavily impacted the value of our dollar denominated deposits resulting in significant exchange loss. Subsequently, such deposits were converted into rupee denominated deposits thereby minimizing the risk of exchange loss.
Other income (net). Other income has decreased by Rs 6.32 million, or 20.36% from Rs 31.06 million for three months ended December 31, 2006 to Rs 24.74 million ($0.63 million) for three months ended December 31, 2007. This decrease is due to reduced interest contribution from sale type leases.
Equity in net profit of affiliates. Equity in net profit of affiliates has increased by Rs 62.76 million, or 336.51%, from Rs 18.65 million for three months ended December 31, 2006 to Rs 81.41 million ($ 2.07 million) for three months ended December 31, 2007 due to increased earnings of MF Global.
Income taxes. Income taxes for three months ended December 31, 2007 represent the current tax and utilization of deferred tax assets created in respect of the carry forward business loss of its subsidiary, Sify Communications Limited. This utilization is due to the taxable profits earned by the subsidiary.
Minority Interest. The minority interest of Rs 5.82 million ($ 0.15 million) for three months ended December 31, 2007 represent the share of profits of the non-controlling interest of its subsidiary, Sify Communications Limited. The increase in VPN business contributing to better margins in the subsidiary Company resulted in increase in the minority interest.
Nine months ended December 31, 2007 compared to nine months ended December 31, 2006
Revenues. Our total revenues increased by Rs 316.12 million or 7.72%, from Rs 4,092.77 million for nine months ended December 31, 2006 to Rs 4,408.89 million ($ 111.87 million). This increase is primarily on account of Rs 553.92 million or 23.56% and Rs 47.02 million, or 39.36% increase in revenue from our corporate network/data services and other services respectively. The revenue growth has been impacted by Rs 223.14 million or 15.82% and Rs 61.68 or 29.18% decrease from our internet access services and online portal services respectively.
•	Revenue from corporate network/data services has increased by Rs 553.92 million, or 23.56%, from Rs 2,351.44 million for nine months ended December 31, 2006 to Rs 2,905.36 million for nine months ended December 31, 2007. This increase is primarily due to (i) increase of Rs 173.62 million or 9.94% in the revenue from connectivity services on account of increase in the scope and volume of services/products provided to the corporate clients, (ii) increase of Rs 191.07 million or 76.91% on account of increased sale of hardware/software to BFSI clients, (iii) increase of Rs 66.67 million or 46.25% in hosting services on account of business from new customers, (iv) increase of Rs 85.47 million or 1,089.52 % in voice services on account of higher utilization as well as addition of new clients and (v) increase of Rs 74.77 million or 21.94% from other corporate data services. The increase has been marginally offset by (i) a decrease of Rs 5.70 million or 2.81% in the revenue from Safescrypt, as one time business that we had in nine months ended December 31, 2006 from Ministry of Company Affairs that was not repeated in nine months ended December 31, 2007 and (ii) a decrease of Rs 31.98 million or 100% from Sify Assure due to lack of projects for assurance services.

•	Revenue from internet access services has decreased significantly by Rs 223.14 million or 15.82% from Rs 1,410.44 million for nine months ended December 31, 2006 to Rs 1,187.30 million for nine months ended December 31, 2007. Such decrease is primarily on account of (i) decrease in cybercafé revenue to the extent of Rs 92.05 million or 18.48%, due to loss of subscribers and lower usage by the existing customers, (ii) decrease in revenue from Voice over IP services to the extent of Rs 109.90 million or 57.75% due to reduction in utilization minutes (iii) decrease in revenue from dial up amounting to Rs 63.39 million or 91.75 % on account loss of business to public sector telecom companies as they offer bundled services to the customers and (iv) decrease of Rs 4.86 million or 11.15% from other services. This reduction in revenues is offset by increase in broadband usage and other services by Rs 46.76 million or 7.64%

•	Revenue from online portal services has decreased by Rs 61.68 million or 29.18%, from Rs 211.41 million for nine months ended December 31, 2006 to Rs 149.73 million for nine months ended December 31, 2007 due to (i) decrease from banner advertisement by Rs 35.62 million or 26.96% is on account of increased competition and change in business model from click based model to lead based model during the current period (ii) decrease of revenue from e-commerce business amounting to Rs 16.15 million or 31.04%, on account of reduction in the number of corporate orders during the current period. Such decrease is pursuant to management’s decision of not concentrating on this revenue stream considering the lower margins (iii) decrease of revenue amounting to Rs 9.91 million or 36.37 % from online travel business. The business in online travel has been impacted on account of increased competition from the existing operators.

•	Revenue from other services has increased by Rs 47.02 million or 39.36%, from Rs 119.48 million for nine months ended December 31, 2006 to Rs 166.50 million for nine months ended December 31, 2007. Such increase is due to increase in the customer base in the e-learning revenue stream.
Cost of Revenues. The cost of revenues has increase by Rs 292.43 million, or 13.62%, from Rs 2,147.64 million for the nine months ended December 31, 2006 to Rs 2,440.07 million ($ 61.92 million) for the nine months ended December 31, 2007. The cost of revenue in respect of products as a percentage to sales is 88.21% for nine months ended December 31, 2007 as against 86.77% during the nine months ended December 31, 2006. The marginal decrease of 1.44% in gross margin is due to increase in the cost of hardware and software during the current period. The cost of revenue in respect of services as a percentage to sales is 50.91% for the nine months ended December 31, 2007 as against 48.90% during the nine months ended December 31, 2006. The marginal reduction in gross margin of 2.01% is due to the following reasons:
•	The cost of sales for our corporate network/data services has increased by Rs 210.72 million or 23.70% from Rs 888.92 million for nine months ended December 31, 2006 to Rs 1,099.64 million for nine months ended December 31, 2007. The increase is primarily due to (i) increase in bandwidth procurement costs amounting to Rs 151 million or 37.93% (ii) increase of Rs 32.19 million or 17.48% incurred towards additional man power resources and (iii) increase of Rs 18.92 million or 80.82% in the cost incurred for rendering document management services due to increase in such business.

•	The cost of sales for our internet access services has decreased by Rs 132.85 million or 16.05% from Rs 827.34 million for the nine months ended December 31, 2006 to Rs 694.49 million for the nine months ended December 31, 2007. The decrease is primarily due to (i) reduction of Rs 42.85 million or 8.77% in the revenue share paid to franchisees and cable TV operators due to the reduction in the business, (ii) reduction of Rs 50.00 million or 18.45% in lease line expenses on account of the reduced usage during the current period and (iii) a reduction of Rs 40.00 million or 58.82% in voice procurement costs due to reduction in Voice over IP business.

•	The cost of sales for our portal services has marginally decreased by Rs 5.96 million or 7.15% from Rs 83.28 million for nine months ended December 31, 2006 to Rs 77.32 million for nine months ended December 31, 2007. The decrease is primarily due to a decrease of Rs 21.30 million or 50.53% in the procurement for e-

commerce as the management has taken a conscious decision to reduce the business in this segment considering the lower margin as well as increase in the content costs amounting to Rs 13.49 million or 39.01% on account of price rise for the contents.

•	The cost of sales for our other services has increased by Rs 47.91 million or 47.98% from Rs 99.84 million for nine months ended December 31, 2006 to Rs 147.75 million for nine months ended December 31, 2007. The increase is primarily on account of additional man power costs incurred for e-Leaning and IMS business.
Selling, general and administrative expenses. Selling, general and administrative expenses have increased by Rs 255.60 million or 18.29%, from 1,397.43 million for the nine months ended December 31, 2006 to Rs 1,653.03 million ($ 41.94 million) for the nine months ended December 31, 2007. The increase is primarily on account of (i) increase of Rs 42.77 million in the facility charges primarily in respect of the new facility representing the technology centre at Hyderabad (ii) increase of Rs 87.82 million is on account of legal charges incurred in respect Yahoo case, (iii) increase in personnel cost due to pay revision in respect of existing employees and additional cost in respect of new joiners amounting to Rs 68.22 million, (iv) increase in travel cost of Rs 25.55 million on account of increased travel due to increased international business, and (v) increase in other administrative cost of Rs 31.24 million.
Provision for doubtful receivables and advances. Provision for doubtful receivables and advances has decreased by Rs 32.23 million or 22.64% from Rs 142.34 million for the nine months ended December 31, 2006 to Rs 110.11 million ($ 2.79 million) for the nine months ended December 31, 2007. During the nine months ended December 31, 2006, the Company had made provisions in respect of certain receivables of corporate network/data services customers due to disputes. No such significant disputes arose during the nine months ended December 31, 2007, and hence, resulted in decrease in provision for doubtful receivable and advances.
Depreciation. Depreciation has increased by Rs 55.19 million, or 18.54% from Rs 297.71 million for the nine months ended December 31, 2006 to Rs 352.90 million ($ 8.96 million) for nine months ended December 31, 2007. The increase in the charge is on account of significant additions.
Amortization of intangible assets. Amortization of intangible assets decreased by Rs 21.07 million, or 47.45% from Rs 44.40 million for the nine months ended December 31, 2006 to Rs 23.33 million ($ 0.59 million) for the nine months ended December 31, 2007. This decrease is mainly attributable to the decrease in amortization of portal and content rights, and decrease in amortization of system software.
Stock compensation expense. Stock compensation expense has decreased by Rs 6.89 million or 14.81 from Rs 46.51 million for nine months ended December 31, 2006 to Rs. 39.62 million ($ 1.01 million) for nine months ended December 31, 2007 due to significant forfeiture of options during the current period
Foreign exchange gain/loss. Foreign exchange loss for the nine months ended December 31, 2007 was Rs 18.15 million ($ 0.46 million) as compared to a gain for the nine months ended December 31, 2006 of Rs 23.78 million, representing a change of Rs 41.93 million. During the nine months ended December 31, 2007, the dollar depreciated from Rs 43.10 to Rs 39.41. The decrease in the dollar rate heavily impacted the value of our dollar denominated deposits resulting in significant exchange loss. Subsequently such deposits were converted into rupee denominated deposits thereby minimizing the risk of exchange loss.
Other income (net). Other income has decreased by Rs 2.84 million, or 2.92% from Rs 97.13 million for the nine months ended December 31, 2006 to Rs 94.29 million ($ 2.39 million) for the nine months ended December 31, 2007. This decrease is due to reduced interest contribution from sale type leases.
Equity in net profit of affiliates. Equity in net profit of affiliates increased by Rs 104.51 million from Rs 42.54 million for the nine months ended December 31, 2006, to Rs 147.05 million ($ 3.73 million) for the nine months ended December 31, 2007 due to increased earnings of MF Global.

Income taxes. Income taxes for the nine months ended December 31, 2007 represent the current tax and utilization of deferred tax assets created in respect of the carry forward business loss of its subsidiary, Sify Communications Limited. This utilization is due to the taxable profits earned by the subsidiary.
Minority Interest. The minority interest of Rs 20.01 million ($ 0.51 million) for the nine months ended December 31, 2007 represents the share of profits of the non-controlling interest of its subsidiary, Sify Communications Limited. The increase in VPN business contributing to better margins in the subsidiary Company resulted in increase in the minority interest.

Liquidity and Capital Resources
The following table summarizes our statements of cash flows for the periods presented:

							For the Nine months
	Fiscal year ended						ended
	March 31,						December 31,
	2005		2006		2007		2007		2007
	(in thousands)
Net profit / (loss) from continuing operations	Rs	(307,576)	Rs	(149,245)	Rs	187,760	Rs	(84,847)	$(2,154)

Net decrease/(increase) in working capital		227,872		(135,666)		(582,917)		(329,954)	(8,373)

Other adjustments for non-cash items		559,821		505,293		573,676		470,481	11,939

Net cash provided by/(used in) operating activities		480,117		220,382		178,519		55,680	1,412

Net cash provided by/(used in) investing activities		(552,669)		(426,406)		(1,727,025)		(369,300)	(9,370)

Net cash provided by/(used in) financing activities		69,182		1,684,055		866,060		(557,690)	(14,151)

Effect of exchange rate changes on cash		1,479		20,558		(8,231)		1,882	48

Net increase/(decrease) in cash and cash equivalents		(1,891)		1,498,589		(690,677)		(869,428)	(22,061)
We intend to continue to focus on the reduction of our cash burn and generating cash surplus in fiscal 2008. Based upon our present business and funding plans, we believe that our cash and cash equivalents of Rs 1,262.40 million ($32.03 million) as of December 31, 2007, excluding restricted cash included in current assets of Rs 629.10 million ($15.96 million) and non current assets of Rs 1 million ($0.03 million), is sufficient to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.
Cash balances held in foreign currency were Rs 389.47 million and Rs 12.46 million as of March 31, 2007 and December 31, 2007, respectively. Cash balances held in Indian currency were Rs 2,681.69 million and Rs 1,880.04 as of March 31, 2007, and December 31, 2007, respectively. These amounts include cash and cash equivalents and restricted cash.
Cash provided by operating activities for the nine months ended December 31, 2007 was Rs55.68 million ($1.41 million). This is primarily due to significant increase in trade payables and accrued liabilities.
Cash used in investing activities for the nine months ended December 31, 2007 was Rs369.30 million ($9.37 million) and principally consisted of establishment of a new data center and purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs 659.51 million ($16.73 million), expenditure on intangible assets of Rs 13.49 million ($0.34 million), and purchase of short term investments Rs 20.32 million ($0.52 million).
Cash used in financing activities for the nine months ended December 31, 2007 was Rs 557.69 million ($14.15 million) representing repayment to banks Rs 562.30 million ($14.27 million) offset by proceeds from the issuance of common stock of Rs 4.66 million ($0.12 million).

Although we have 348 points of presence in India, a need for expansion into smaller towns could arise as our corporate and data network services and broadband businesses grow. There are a number of ISPs and data/network service providers exiting the business and, depending on pricing and other terms, we may acquire one or more of these third parties. We will need to invest in technologies to increase the speed of the backbone and edge networks. We will also have to invest in wireless and wire line methods of last mile Internet access delivery. We may also add an owned access capability in the United States.
In the ordinary course of our business, we regularly engage in discussions and negotiations relating to potential investments, strategic partnerships, acquisitions and other strategic transactions. We will continue to be aggressive in our efforts to identify one or more investment or acquisition opportunities.
Income Tax Matters
For the year ended March 31, 2007, the end of our most recently completed fiscal year, we had a business loss (including unabsorbed depreciation without an expiration date) carry forward of approximately 3,491.21 million (87.83) for financial reporting purposes.
For fiscal 2008, the basic rate of corporate tax and surcharge were at 30% and 10% respectively, the education cess was 3% on the total tax, resulting in an effective tax rate of 33.99%.
Under the Indian Income Tax Act, income tax is payable on the total income as computed under the Income Tax Act in respect of the previous year (fiscal year) relevant to the assessment year. Where the tax payable on the total income is less than 10% (excluding surcharges) of the book profit (profit computed as per the provisions of the Indian Companies Act), the book profit after adjusting for accumulated losses or carried forward depreciation (which ever is lower) shall be deemed to be the total income of the assessee, and the tax payable by the assessee on such total income shall be the amount of income tax at the rate of 10% (excluding surcharges).
Under the current Indian Income Tax Act, we will be liable for payment of income tax only after we utilize the unabsorbed business loss of Rs1,151.5 million ($26.7 million) (lower of carry forward depreciation or business loss). We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India.
The Finance Act, 2005 had introduced income tax on fringe benefits which is in addition to the income tax charged under the Income Tax Act, 1961. Fringe benefits tax (“FBT”) is payable by every employer in respect of fringe benefits provided or deemed to have been provided by the employer to his employees during the year. An employer is required to pay FBT even if no tax is payable on the total income. We have incurred an expenditure of FBT of Rs6.04 million ($0.15 million) for the quarter ended December 31, 2007.
The Finance Act, 2007 had also introduced income tax on stock option grants to employees by way of Fringe Benefit Tax. As per this, FBT is payable by every employer in respect of stock options granted to its employees. FBT is calculated on the equity shares granted to the employees based on the fair market value of the equity shares on the date on which the option vests with the employee as reduced by the amount actually paid by or recovered from the employees in respect of such shares. The Act also permits the employer to recover the FBT from the employees who are exercising their options.
Off-Balance Sheet Arrangement
We have not entered into any off balance sheet arrangement as defined by SEC final rule 67 (FR-67) “Disclosures in Management’s Discussion and Analysis” about off Balance Sheet Arrangement and aggregate contractual obligations.

Contractual obligations / Commitments
The table of future payments due under contractual commitments as of December 31, 2007, aggregated by type of contractual obligation, is as given below:

Contractual Obligations	Payments Due by Period			(Rs Million)
					more
		Less than 1			than 5
	Total	Year	1-3 years	3-5 years	years
Short-term borrowings	237.70	237.70	—	—	—
Capital Lease Obligations	6.09	2.82	3.27	—	—
Purchase obligations	34.29	34.29	—	—	—
Total contractual obligations	278.08	274.81	3.27	—	—
Notes:
a.	In accordance with SFAS No. 87, Employers’ Accounting for Pensions, and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” as amended by SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R),” the total accrued benefit liability for defined benefit and contribution plans recognized as of December 31, 2007, was Rs 18,316 and disclosed under other liabilities.

b.	Other liabilities also include Rs 123,596 deposits received from franchisees.

For such amounts, the extent of the amount and the timing of payment / cash settlement are not readily estimable or determinable, at present. Accordingly, we did not include these amounts in the contractual obligations table.

c.	Standby letter of credit and guarantees disclosed in note 20 (b) has not been included in the above mentioned table of contractual obligations.

Item 3. Quantitative And Qualitative Disclosures About Market Risk
Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
We also face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. Our foreign exchange risk principally arises from accounts payable to overseas vendors. This risk is partially mitigated as we hold balances in foreign currency with overseas banks. Our foreign exchange gain/(loss) was Rs2.6 million Rs23.2 million and 8.33 million for fiscal years 2005, 2006 and 2007, respectively and Rs1.83 million for the quarter ended December 31,2007.
Item 4. Controls and Procedures
Our Chief Executive Officer and Chief Financial Officer believe, based on their evaluation as of 31 December 2007, performed under the supervision and with the participation of management, including Chief Executive Officer and Chief Financial Officer, that the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and is accumulated and communicated to Sify’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Change in Internal Control over Financial Reporting
During the period covered by this Quarterly Report, there were no material changes in our internal control over financial reporting. However, we have incorporated some process changes to strengthen the controls that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
Part II. Other Information
Item 1. Legal Proceedings
See Note 21 of notes to our unaudited condensed consolidated financial statements in Part I above and Note 29 of the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2007.
Item 1A. Risk Factors
This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007. The information presented below updates and should be read in conjunction with the Risk Factors and information disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007, which Risk Factors and Information are incorporated herein by reference.
For risks related to the Company and its subsidiaries, ADSs and our trading market, investments in Indian Companies and the Internet Market in India, please refer to our Quarterly Report for the quarter ended September 30, 2007 on Form 6-K.
Item 2. Unregistered Sale of Equity Securities and Use of Proceeds
None.
Items 3. Defaults upon Senior Securities
None.

Item 4. Submission of Matters to a Vote of Security Holders
None.
Item 5. Other Information
The Company has changed its name from “Sify Limited” to “Sify Technologies Limited” effective October 8, 2007 and the relevant filing in Form 6-K has been made on October 17, 2007 with the SEC.
Mr. M P Vijay Kumar has been appointed as the new Chief Financial Officer of the Company effective October 17, 2007 and the relevant filing in Form 6-K has been made on October 18, 2007 with the SEC.
Item 6. Exhibits

Number	Description
12.1	Rule 13a-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a) Certification of Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of Chief Financial Officer

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 15, 2008

SIFY TECHNOLOGIES LIMITED

By:	/s/ MP Vijay Kumar

Name:	M P Vijay Kumar
Title:	Chief Financial Officer